April 13, 2015

VIA EDGAR CORRESPONDENCE

Cecilia Blye

Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Biomet, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2014

Filed August 20, 2014

File No. 1-315601

Dear Ms. Blye:

Biomet, Inc. (referred to herein as the “Company”, “we”, or “our”) hereby submits our response to comments received from the staff (the “Staff”) of the Commission’s Office of Global Security Risk by letter dated March 30, 2015 with respect to the Annual Report on Form 10-K for the fiscal year ended May 31, 2014. Responses to the Staff’s comments are set forth below and are keyed to the numbered comments in the comment letter. For your convenience, we have included the text of the Staff’s comments.

1.	In your letters to us dated April 25, 2012 and May 21, 2012, you discussed contacts with Syria. As you are aware, Syria is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. We note disclosure on your website that Africa is one of your geographic regions. Sudan, located in Africa, also is designated as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria since your 2012 letters, and any contacts with Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services provided, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:

In response to the Staff’s comment, we note the following:

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SUDAN

As noted by the Staff, the Company engages in business and transactions involving various countries in Africa. However, the Company does not engage in business or transactions involving Sudan. The Company is not aware of any past, current, or proposed future contacts with Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements.

SYRIA

As noted by the Staff, the Company’s letters dated April 25, 2012, May 21, 2012, and November 29, 2012 in response to the Commission discussed the Company’s contacts with Syria. In summary, the letters reported that the Company previously made sales of Company medical device products (hereinafter referred to as “Products”) to Syria through its European subsidiaries to third-party distributors in Syria, who then sold the Products to end-customers in Syria. The Company does not maintain any direct sales activity to end-customers, or maintain operations or employ any persons, in Syria.

In the first eight months of 2012, the Company’s European affiliate sold Products to a distributor in Syria. The Company’s sales of Products to the distributor in Syria were approximately the equivalent of $547,157 in calendar year 2012. This total revenue amounted to approximately only 0.02% of Biomet’s overall sales over the same period of time.

Since August 2012, the Company has not engaged in transactions involving Syria, other than accepting certain limited orders and pre-payments for Products from a distributor, with no Products actually shipped. In 2013, the Company decided to wind down its activities involving its distributor in Syria. Accordingly, in 2014, the Company submitted a request to the Office of Foreign Assets Control (“OFAC”) at the U.S. Department of the Treasury and received a license from OFAC to refund pre-payments made by the distributor for Products not actually shipped. The Company is currently arranging for refunds of the prepayments according to the terms of the OFAC license. The Company does not anticipate any future transactions involving Syria at this time, beyond the current wind-down refund activities.

2.	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

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Response:

In response to the Staff’s comment, we note the following:

SUDAN

As reported above, the Company does not engage in business or transactions involving Sudan, and the Company is not aware of any past, current, or proposed future contacts with Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. Accordingly, there is no quantitative or qualitative materiality to assess with regard to the Company’s contacts with Sudan.

SYRIA

Based on an assessment of both quantitative and qualitative factors, the Company believes that its sales to customers in Syria were not material and do not constitute a material investment risk to its security holders.

As reported above, since August 2012 the Company has not engaged in transactions involving Syria other than accepting certain orders and pre-payments for Products from a distributor for Products that were not actually shipped, and for which refunds have been authorized by the U.S. government as part of the Company’s efforts to wind down the business with that distributor. Nor does the Company anticipate any future contacts or transactions involving Syria at this time, beyond the current wind-down refund activities. Accordingly, the Company’s current and future contacts with Syria are not material from a quantitative or qualitative perspective.

From a quantitative perspective, total sales of Products to a distributor in Syria were as follows:

	Fiscal year ended May 31			Interim period to April 13, 2015
	2012	2013	2014	2015
U.S. dollars	$958,617	$121,764	$0	$0
Euro	€91,488	€3,768	€0	€0
GBP	£6,941	£0	£0	£0

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The Company’s sales to a distributor in Syria comprised only 0.04% (2012) and 0.004% (2013) of the Company’s global consolidated net sales. The Company accordingly believes that such sales were not material from a quantitative perspective.

In addition, the Company does not believe that its sales were material from a qualitative perspective. The sales to the Syria distributor were limited to medical device products, and sales to end-customers involved this third-party distributor.

The Company is aware of the legislation and guidelines referred to by the Staff that have been adopted by certain states and organizations permitting or requiring divestment from, or reporting of interest in, companies that do business with certain U.S.-designated state sponsors of terrorism. We do not believe that such legislation has, to date, had a material impact on the Company. We note that no investor or potential investor has raised concern regarding sales to Syria. In addition, the Company has not, to its knowledge, experienced any negative publicity or reputational damages associated with its activities involving Syria as described in this letter. We will continue to monitor the status of this legislation, as well as any legislation that has been or may be proposed in the future by such governments or organization, and whether it may have any material impact on the Company and our security holders.

Finally, the Company takes very seriously its obligation to comply with all applicable laws and regulations and is committed to maintaining strict compliance with applicable export control and economic sanctions laws and regulations, including those governing sales to countries subject to comprehensive U.S. sanctions such as Sudan and Syria. The Company has in place policies and procedures, and has allocated significant resources to design, implement, and maintain its compliance program. To that end, the Company maintains trade compliance personnel in the United States and elsewhere to oversee and enforce the export compliance program. Export compliance personnel also, for example, perform training and outreach functions, develop and implement the company’s policies and procedures, audit trade compliance activities and provide trade compliance support across the Company.

* * * * *

Pursuant to your request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have further questions or comments, please contact me at 574-371-1041.

Sincerely,

/S/ Jonathan M. Grandon

Jonathan M. Grandon

Senior Vice President and General Counsel

cc:	Jeffrey R. Binder, President and CEO, Biomet, Inc.
Daniel P. Florin, Senior Vice President and Chief Financial Officer, Biomet, Inc.
Beth Peters, Hogan Lovells US LLP
Helena K. Grannis, Cleary Gottlieb Steen & Hamilton LLP